E*TRADE FUNDS
                              4500 Bohannon Drive
                              Menlo Park, CA 94025




August 16, 2002

VIA ELECTRONIC TRANSMISSION

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  E*TRADE FUNDS
     Registration Nos. 333-66807/811-09093
     Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, E*TRADE Funds (the "Registrant") requests the withdrawal of Post-Effective Amendment No. 40 to the Registrant's Registration Statement on Form N-1A filed on June 20, 2002 (the "Amendment").

The Registrant filed the Amendment with the Securities and Exchange Commission pursuant to Rule 485(a) of the 1933 Act to register the offering of two classes of shares of the E*TRADE Money Market Fund, currently known as the E*TRADE Premier Money Market Fund, a series of the Registrant. The Registrant is requesting withdrawal of the Amendment because it has decided not to offer the classes of shares or change the name of the E*TRADE Premier Money Market Fund at this time. This Amendment has not yet become effective and no securities were sold in connection with this offering.

The Registrant hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

Very truly yours,


/s/ Liat Rorer
---------------------
Liat Rorer
President of the Registrant